U.S. SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C. 20549

                         FORM 12b-25

                 NOTIFICATION OF LATE FILING

                                            SEC FILE NUMBER
                                                0-16323

                                              CUSP NUMBER
                                              286150-20-6

[X]  Form 10-K and Form 10-KSB    [ ] Form 20-F   [ ]Form 11-K
    [ ] Form 10-Q and Form 10-QSB     [ ] Form N-SAR

     For Period Ended:
     [   ] Transition Report on Form 10-K
     [   ] Transition Report on Form 20-F
     [   ] Transition Report on Form 11-K
     [   ] Transition Report on Form 10-Q
     [   ] Transition Report on Form N-SAR
     For the Transition Period Ended:

      Nothing in this form shall be construed to imply  that
the   Commission  has  verified  any  information  contained
herein.


      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Annual Report on Form 10-K (Complete
Filing)

Part I -  Registrant Information


     Full Name of Registrant
     Former Name, if Applicable

     Electrosource, Inc.

      Address  of  Principal Executive  Office  (Street  and
       Number)

     2809 IH 35 South

          City, State and Zip Code

     San Marcos, Texas 78666

Part II - Rules 12b-25 (b) and (c)


If   the   subject  report  could  not  be   filed   without
unreasonable effort or expense and the registrant seeks relief pursuant to the Rule 12b-25 ( 23,047), the following should be completed. (Check box if appropriate).

   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

   (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release No. 34-26589 ( 72,435), effective April 12, 1989, 54 F.R. 10306.]

   (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.




Part III -      Narrative


State below in reasonable detail the reasons why Form 10-K and Form 10-SB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. [Amended in Release No. 34-26589 ( 72,435), effective April 12, 1989. 54 F.R. 10306;
and  Release  No. 34-30968 ( 72,439), effective  August  13,
1992. 57 F.R. 36442.]

The Company requests the extension because of its inability to close the anticipated sale of Common Stock to Kamkorp in a timely fashion which significantly changed disclosures in its Annual Report. As a result, the Company was unable to obtain concurrence and approval from its Board members related to such disclosures before the filing deadline.



Part IV - Other Information


     (1) Name and telephone number of person to contact in regard to this notification

         Mary Beth Koenig                 (512)753 - 6500
          (Name)                 (Area Code)    (Telephone Number)

     (2) Have all other periodic report required under section 13 or 15(d) of the Securities Exchange Act of 1934 or
section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
If the answer is no, identify report(s).
                                         [ X ] Yes [   ]  No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                         [ ] Yes   [ X ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                    Electrosource, Inc.
          (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:     April 1, 1999            By:       /s/
                                       Benny E. Jay,
                                       Executive Vice President